Mail Stop 3010

June 2, 2009

VIA U.S. MAIL and FAX 301-574-5383

Joe V. Olree
Chief Financial Officer
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD 20774

> **Re: Landmark Land Company, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 15, 2009**
> **File No. 001-08755**

Dear Mr. Olree:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Form 10-K Cover Page

1.   On the cover page, you indicate that your securities are registered under Section 12(b) of the Exchange Act. However, you are not listed on a national exchange. Please tell us why you indicate that you are registered under Section 12(b) of the Exchange Act or revise as appropriate.

Part II, page 9

Item 7. Management's Discussion and Analysis… page 10

Overview, page 10

2.   The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. For example, we note that your accountants have issued a going concern opinion. We also note that the current economic environment is impacting your business. These types of matters should be addressed in your overview. Please revise future filings to expand your introduction and tell us how you plan to comply. Refer to Release No. 33-3850 (Dec. 19, 2003).

Liquidity and capital resources, page 10

3.   We note that you have loans totaling $2.2 million payable on demand to two affiliates. In future filings, please disclose the impact on you if either of these affiliates demanded payment. Please tell us how you intend to comply.

Exhibits

4.   Please file, or incorporate by reference as applicable, all exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed the agreements relating to your lines of credit in connection with the Apes Hill Development and the South Padre Island Development. We also note that you have not filed the agreements relating to the loans from your affiliates.

Financial Statements

General

5.   It appears that Apes Hill became material to your Consolidated Balance Sheets as of December 31, 2008 and Consolidated Statements of Operations for the year ended 2008, and the inclusion of Apes Hill's financial statements would be material to investors. Please tell us what consideration you gave to providing Apes Hill's financial statements as of and for the period ended December 31, 2008.

Consolidated Statements of Cash Flows, page F-9

6.   We note that you have classified real estate inventory as an investing activity. As it appears that real estate sales is a primary business activity, please tell us the accounting literature relied upon in determining that such real estate inventory should be included as an investing activity as opposed to an operating activity.

Notes to Consolidated Financial Statements

1. Organization and significant accounting policies

(VI) Presidential Golf Club, LLC, page F-12

7.   It appears your interest in Presidential Golf Club, LLC is more than minor. Please tell us how you determined it was not necessary to record your investment in Presidential Golf Club, LLC under the equity method.

Impairment of long-lived assets, page F-15

8.   Please tell us how you have complied with SFAS 144, or tell us how you determined it was not necessary to use discounted projected cash flows when determining the fair value of your real estate held for or under development and for intangible assets.

5. Real estate held for or under development, page F-17

9.   Please tell us how you accounted for your interest in 128 acres in Hana, HI. Within your response, reference the accounting literature relied upon.

<u>Exhibits 31.1 and 31.2</u>

10.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the word "financial" from paragraph 5(b). Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief